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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Edgar
Christine Dietz
Jeff Kauten
Larry Spirgel
Division of Corporation Finance
Office of Technology

Re:	Nexters Inc.
Registration Statement on Form F-4
Filed June 15, 2021
File No. 333-257103

Ladies and Gentlemen:

On behalf of Nexters Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-4 filed on June 15, 2021 (the “Registration Statement”).An electronic version of the amended Registration Statement of the Company (the “Amended Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amended Registration Statement has been marked to reflect changes made to the Registration Statement.

The Company also previously submitted a Draft Registration Statement on Form F-4 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on March 30, 2021

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

July 7, 2021 Page 2

Information Related to the Company

Distribution Platforms, page 192

1.	You disclose bookings by platform for the year ended December 31, 2020. Please revise to disclose the comparable amounts for the year ended December 31, 2019. Also, provide us with a breakdown of revenue by platform for both years, and to the extent that the percentages differ meaningfully from those associated with bookings, revise to disclose revenue by platform for the periods presented in MD&A.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 172 of the Amended Registration Statement to disclose its Bookings by platform for the year ended December 31, 2019. The Company respectfully advises the Staff that, as the revenue by platform does not meaningfully differ from those associated with Bookings, it has not separately disclosed revenue by platform for the periods presented in MD&A. Furthermore, consistent with discussions with the Staff, the Company has elected to treat Bookings as an operational metric and not, as characterized previously in the Registration Statement, a non-IFRS financial measure. Accordingly, as an operational metric, the Company believes that the requirements of Item 10(e) of Regulation S-K applicable to non-IFRS financial measures – in particular the requirement to include in the filing a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with IFRS – do not apply to Bookings. Therefore, the Company respectfully advises the Staff that it believes that the inclusion of a presentation of revenues (which, at the time that the Company still considered Bookings to be a non-IFRS financial measure, was previously identified as the most directly comparable IFRS measure) in this context is, by virtue of Bookings being an operational metric and not a financial measure, not required.

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to the Combined Balance Sheet

Adjustment Q, page 216

2.	Please explain to us how the Deferred Exchange Shares are being accounted for and reflected in the pro forma financial statements. Explain how you determined the amount of the adjustments for such shares used in the calculations on page 217 and why such adjustments are subtracted in arriving at the charges for listing services under the two redemption scenarios. In this regard, we note on page 209 that the estimated value of the Deferred Exchange Shares was approximately $200 million. Also, explain how you determined the amount of net assets of Kismet used in the calculations.

Response:

The Company respectfully advises the Staff that, in accordance with IAS 32.16, the Company has concluded that the Deferred Exchange Shares shall be treated as an equity instrument. Therefore, the Company reflected no pro forma adjustments in respect of the Deferred Exchange Shares other than the impact of the Deferred Exchange Shares on the amount of the charge for listing services.

The Company determined the effect of the Deferred Exchange Shares on the amount of the charge for listing services as follows:

•	First, the Company determined the fair value of the Deferred Exchange Shares using a Monte Carlo simulation with the following key assumptions:

o	Duration of the simulations – four years (three years until the expiration date of the Deferred Exchange Shares and one additional year to account for the duration of the lock-up period);

July 7, 2021 Page 3

o	Share price at the date of valuation – $9.67 for the “No Redemption” scenario and $9.65 for the “Maximum Redemption” scenario;

o	Risk free rate –forward USD overnight index swap (OIS) rates according to Bloomberg;

o	Volatility – forward implied volatility rates based on volatilities of publicly traded peers;

o	Number of simulations – 30,000;

o	Dividend yield – 0.0%.

The Company modelled the share value in each of the simulations in line with Geometric Brownian Motion and arrived at the fair value of the Deferred Exchange Shares of $174 million in the “No Redemption” scenario (the simulation result was $8.68 per share) and $170 million in the “Maximum Redemption” scenario (the simulation result was $8.51 per share). Please note that the value of the Deferred Exchange Shares on the page 186 of the F-4 was estimated on a preliminary basis by multiplying the total amount of the Deferred Exchange Shares by $10 per share. For the sake of clarity the Company has deleted the reference to the preliminary value on the page 186.

•	Second, the Company determined the value of the Deferred Exchange Shares per one share of PubCo to be owned by the pre-merger shareholders of the Company by dividing the fair values determined at the preceding step by the corresponding number of PubCo shares – 168,250,000 shares in the “No Redemption” scenario and 178,250,000 shares in the “Maximum Redemption” scenario – and arrived at $1.03 and $0.95 per share, respectively.

•	Finally, the Company multiplied the per share values determined at the preceding step by the number of PubCo shares to be owned by Kismet shareholders – 36,750,000 shares in the “No Redemption” scenario and 16,750,000 shares in the “Maximum Redemption” scenario – and arrived at the amounts of $37,905 thousand and $15,992 thousand, respectively.

In the calculation of the charge for listing services, the Company deducted these amounts from the fair value of the PubCo shares to be issued to Kismet shareholders to take into consideration the estimated fair value of potential dilution which such Kismet shareholders may experience in case the Deferred Exchange Shares are issued to the pre-merger shareholders of the Company.

Furthermore, in calculating the charge for listing services, the amount of net assets of Kismet is also deducted from the fair value of the PubCo shares to be issued to Kismet shareholders. In the “No Redemption” scenario, the amount of the net assets of Kismet was determined by adding the pro forma adjustment “H” to the net assets of Kismet as of December 31, 2020 (as reported in the restated financial statements of Kismet filed with the SEC on Form 10-K/A on June 8, 2021). Pro forma adjustment “H” was implemented to reflect the proceeds received from the Sponsor pursuant to the terms of the A&R Forward Purchase Agreement with the corresponding issuance of 5,000,000 Pubco ordinary shares, at $10.00 per share, or $50,000 thousand in total. To arrive at the net assets for the “Maximum Redemption” scenario, the Company deducted the pro forma adjustment “T” from the net assets value in the “No Redemption” scenario. Under this scenario, which assumes the maximum number of shares of Kismet ordinary shares are redeemed for cash by the Kismet stockholders, $200,000 thousand would be paid out in cash. The $200,000 thousand, or 20,000,000 shares of Kismet ordinary shares, represents the maximum redemption amount providing for a minimum of $100,000 thousand of cash held either in or outside of the Trust Account, including the proceeds received from the Sponsor pursuant to the terms of the A&R Forward Purchase Agreement, after giving effect to payments to the redeeming stockholders based on a completion of the Proposed Transactions on December 31, 2020.

July 7, 2021 Page 4

The numbers and conclusions above are based solely on our current understanding of the Proposed Transactions and the relevant accounting treatment in their current form. When accounting for the Proposed Transactions after their consummation, the facts and circumstances, as well as the relevant accounting standards and their interpretations, may change. Accordingly, the actual accounting for the Proposed Transactions may differ, perhaps significantly, from the accounting treatment presented in the unaudited pro forma condensed combined financial information included in the proxy statement/prospectus.

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 238

3.	We note your presentation of estimated revenue and operational metrics for the quarter ended March 31, 2021. In order to provide additional context, please revise to disclose a measure of profitability. Also, revise to provide an analysis of the financial measures presented so that investors can understand any changes in the amounts or trends. In this regard, we note your revenue growth rate for the first quarter of 2021 was significantly lower than for the year 2020.

Response:

The Company respectfully advises the Staff that, consistent with discussions with the Staff, the Company is no longer treating Bookings as a non-IFRS financial measure but rather an operational metric. As an operational metric, the Company believes that the requirements of Item 10(e) of Regulation S-K applicable to non-IFRS financial measures – in particular the requirement to include in the filing a reconciliation of the differences between the non-IFRS financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with IFRS – do not apply to Bookings. Accordingly, the Company has removed all reconciliations of Bookings to revenues (which, at the time that the Company still considered Bookings to be a non-IFRS financial measure, was previously identified as the most directly comparable IFRS measure), including in respect of recent developments in 2021 on pages 213-214 of the Registration Statement. Furthermore, because a presentation of revenue developments in 2021 had been included in the Registration Statement solely to address the requirements of Item 10(e) of Regulation S-K applicable to non-IFRS financial measures, as the Company is now treating Booking as an operational metric and not a financial measure, it has removed all references to revenue developments in 2021 in the Amended Registration Statement. With the removal of the presentation of any revenue developments in 2021, the Company respectfully advises the Staff that it believes that the additional context that would otherwise have been provided by disclosure of a measure of profitability is no longer of relevance.

Furthermore, with the treatment of Bookings as an operational metric, the Company no longer includes in the Amended Registration Statement any financial measures in its discussion of recent development in 2021. Accordingly, the Company respectfully advises the Staff that no analysis of the financial measures in respect of recent developments in 2021 has been included in the Amended Registration Statement.

July 7, 2021 Page 5

Results of Operations

Comparison of the year ended December 31, 2020 versus the year ended December 31, 2019,

4.	You disclose that revenue increased in 2020 due to the acquisition of new users, as well as other factors that appear related to existing users, such as improvements to monetization, new content and product features, and increased engagement in Hero Wars. Please revise to quantify the increase in revenue attributed to new versus existing users. Refer to Item 5.A.1 of Form 20-F and Section III.D of SEC Release No 33-6835.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 217 of the Amended Registration Statement to quantify the increase in revenue attributed to new versus existing users.

Notes to Consolidated Financial Statements

Note 4. Accounting judgments, estimates and assumptions

Revenue recognition

Estimate of players lifespan, page F-55

5.	We note that you increased the estimated lifespan of players of your games in 2020. Please revise to disclose the effect that this change in accounting estimate had on the current period, and/or is expected to have in future periods. Refer to IAS 8.39.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-51 of the Amended Registration Statement to disclose the effect that this change in accounting estimate had on the current period.

* * * *

July 7, 2021 Page 6

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at (405) 933-4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosure

cc:	Andrey Fadeev, Nexters Inc.
Ryan Maierson, Latham & Watkins LLP